UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HUGOTON ROYALTY TRUST

(Name of Subject Company (Issuer))

XTO ENERGY INC.

(Offeror)

(Names of Filing Persons)

Units of Beneficial Interest

(Title of Class of Securities)

444717102

(CUSIP Number of Class of Securities)

Staale Gjervik

XTO Energy Inc.

22777 Springwoods Village Pkwy.

Spring, Texas 77389

Telephone: (817) 870-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

George R. Bason, Jr., Esq.

William J. Chudd, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,000,000.00	$1,038.40

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation assumes the purchase of all outstanding units of beneficial interest in Hugoton Royalty Trust (the “Units”) and was calculated by multiplying (i) 40,000,000, which is the total number of outstanding Units and (ii) $0.20, which is the per Unit tender offer price. The number of outstanding Units is reported in the subject company’s Annual Report on Form 10-K for the period ended December 31, 2019.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2020 issued by the Securities and Exchange Commission, by multiplying the Transaction Valuation by 0.0001298.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by XTO Energy Inc., a Delaware corporation, to purchase all outstanding units of beneficial interest (the “Units”), in Hugoton Royalty Trust, a Texas express trust (the “Trust”), at $0.20 per Unit, net to the seller in cash, without interest but subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated as of April 1, 2020.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the New York Times on April 1, 2020.

(b)	Not applicable.

(d)(1)	Hugoton Royalty Trust Royalty Trust Indenture by and between Cross Timbers Oil Company and NationsBank, N.A., as amended and restated as of March 24, 1999 (incorporated by reference to Exhibit 4.1.1 of Amendment No. 3 to the Registration Statement on Form S-1 of Hugoton Royalty Trust, filed April 8, 1999).

(d)(2)	Net Overriding Royalty Conveyance – Kansas by and between Cross Timbers Oil Company and NationsBank, N.A. (incorporated by reference to Exhibit 10.1.1 of Amendment No. 2 to the Registration Statement on Form S-1 of Hugoton Royalty Trust, filed March 16, 1999).

(d)(3)	Net Overriding Royalty Conveyance – Oklahoma by and between Cross Timbers Oil Company and NationsBank, N.A. (incorporated by reference to Exhibit 10.2.1 of Amendment No. 2 to the Registration Statement on Form S-1 of Hugoton Royalty Trust, filed March 16, 1999).

(d)(4)	Net Overriding Royalty Conveyance – Wyoming by and between Cross Timbers Oil Company and NationsBank, N.A. (incorporated by reference to Exhibit 10.3.1 of Amendment No. 2 to the Registration Statement on Form S-1 of Hugoton Royalty Trust, filed March 16, 1999).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2020	XTO ENERGY INC.

	By:	/s/ Staale Gjervik
		Name:	Staale Gjervik
		Title:	President

[Signature Page to Schedule TO]